FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta and COMPO in strategic alliance for consumer lawn and garden products”

Filed herewith is a press release related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta and COMPO in strategic alliance for consumer lawn and garden products

Basel, Switzerland, 26 September 2005

Syngenta announced today that it has entered a broad partnership agreement with COMPO, one of Europe’s leading suppliers of branded lawn and garden consumer goods. The two companies will develop and market a comprehensive range of plant protection and pest control products for the consumer lawn and garden market in Europe, excluding Switzerland where both companies will continue to operate independently.

The companies have also agreed to explore further cooperation opportunities in markets outside Europe in order to co-promote and co-develop their respective consumer lawn and garden businesses. Financial details of the agreement have not been disclosed.

“Combining Syngenta’s innovative plant protection portfolio with COMPO’s leading consumer brands will provide new and improved solutions for the lawn and garden in this one billion dollar market in Europe” says Kris Sirchio, Head of Syngenta Professional Products. “This alliance is a major step forward in the implementation of our growth strategy”.

“This cooperation is a breakthrough for COMPO and will ensure that we can best meet consumers’ changing needs”, says Arnim Weyrich, General Manager of COMPO. “We will be able to leverage our European consumer brands and retail relationships further in order to reach a broader audience with a wider range of lawn and garden solutions.”

Syngenta is a world leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss Stock Exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

COMPO’s product range extends from potting soil through plant care products as well as lawn and garden fertilizers to products for professional horticulture. In 2004, COMPO, which has production facilities in several European countries, employed 1,300 people and posted revenues of about EUR 525 million. COMPO is part of K+S Group, the second largest provider of agricultural and specialty fertilizers and the largest salt producer in Europe. The K+S Group posted revenues of EUR 2,6 billion for 2004 and employs about 11,000 people. K+S is listed on all German Stock Exchanges (SDF). Further information is available at www.k+s.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 26 0014

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Syngenta – 26 September 2005 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 26, 2005	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Otto Schuermann

			Name:	Otto Schuermann
			Title:	Authorized Signatory